FILED PURSUANT TO RULE 424(B)(3)
REG. STATEMENT NO. 333-139704

SUPPLEMENT NO. 8

DATED APRIL 29, 2009

TO THE PROSPECTUS DATED JUNE 20, 2008

OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc. dated June 20, 2008.  Supplement No. 8 supersedes and replaces all prior supplements to the prospectus.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	operating information, including the status of our public offering, compensation paid to our advisor and its affiliates, recent and potential real property investments, and distribution information;

•	a change in suitability standards applicable to investors in Michigan and Oregon;

•	an update regarding certain risks related to an investment in us;

•	an update regarding our estimated use of proceeds;

•	information about changes to our board of directors and committees;

•	an update to information regarding the prior performance of Cornerstone-sponsored programs;

•	an update regarding changes to federal tax laws affecting REITs;

•	an update to the discussion regarding the annual valuation requirement for employee benefit plan fiduciaries;

•	a change regarding sales made through fee-for-service investment advisors;

•	information regarding documents incorporated by reference into our prospectus;

•	an update to the experts section of our prospectus; and

•	updated prior performance tables for the year ended December 31, 2008.

OPERATING INFORMATION

Status of the Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our offering.  As of March 20, 2009, we had sold approximately 1.5 million shares of common stock in our ongoing offering and raised gross offering proceeds of approximately $14.5 million.

Management Compensation

The following information supplements the sections of our Prospectus captioned “Questions and Answers About This Offering— What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?” on pages 8-10 and “Management Compensation” on pages 43-51 of the Prospectus.

Type of Compensation	Amounts Paid or Reimbursed - Inception to December 31, 2008(1)

Offering Stage

Sales Commissions	$683,000
Dealer Manager Fee	$314,000
Organization and Offering Expenses	$342,000	(2)

Acquisition and Operational Stage

Acquisition Fees	$199,000
Acquisition Expenses	$—
Asset Management Fee	$—
Operating Expenses	$358,000
Property Management and Leasing Fees	$—

Listing/Liquidation Stage

Subordinated Disposition Fee	We had not paid or incurred any subordinated disposition fees as of December 31, 2008.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)	We had not paid or incurred any subordinated participation in net sale proceeds as of December 31, 2008.

Subordinated Performance Fee Due Upon Termination	We had not paid or incurred any subordinated performance fees as of December 31, 2008.

Subordinated Incentive Listing Fee	We had not paid or incurred any subordinated incentive listing fees as of December 31, 2008.

(1)      At December 31, 2008, compensation to our advisor and its affiliates incurred but not yet paid was approximately $2.6 million, of which, approximately $2.4 million represents organization and offering expenses not yet reimbursed to our advisor, and the remainder represents normal accruals for December 2008 activities.

(2)      At times during our offering stage, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, but our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, our advisor will also pay any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds.

Real Estate Investment Portfolio

Property Overview

The following is a summary of our property portfolio as of March 31, 2009:

Property Name	Location	Approximate Rentable Square Footage	Property Type	Date Acquired	Purchase Price	Approximate Annualized Base Rent per Square Foot	Approximate % Leased
Caruth Haven Court	Highland Park, Texas	46,083	Assisted Living Facility	1/22/09	$20,500,000	$70.35	79.12%

Debt Obligations

On January 22, 2009, in connection with the acquisition of the Caruth Haven Court, we entered into a $14.0 million acquisition bridge loan with Cornerstone Operating Partnership, L.P. Cornerstone Operating Partnership, L.P. is a wholly owned subsidiary of Cornerstone Core Properties REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor.  The loan is secured by our interest in the property, matures on January 21, 2010, with no option to extend and bears interest at a variable rate of 300 basis points over prime rate for the term of the loan.  We may repay the loan, in whole or in part, on or before January 21, 2010 without incurring any prepayment penalty.  Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment.

Tenant Concentration and Lease Expirations

As of March 31, 2009, no single tenant accounted for 10.0% or more of the rentable square feet of our real estate operations.

Recent Property Acquisition

On January 22, 2009, we acquired from a third party entity not affiliated with us or our advisor, one real estate investment, a 75,000-square foot,  91-unit assisted-living facility located on approximately 2.2 acres of land in the Highland Park area north of Dallas, Texas, known as Caruth Haven Court.  The acquisition cost of Caruth Haven Court was approximately $20.5 million.  The acquisition was funded with proceeds from this offering and a bridge loan obtained from Cornerstone Operating Partnership, L.P., an affiliated entity.

Based on the historical net operating income for this property, the in-place yield at acquisition was approximately 6.52%.  We define in-place yield as the annualized historical net operating income generated by the property at the approximate time the property was acquired as a percentage of the acquisition costs of the property. We calculate net operating income as rental revenues, including common area expense reimbursements, less property operating expenses, including property taxes and insurance.  This measure should not be looked upon as an alternative measure of operating performance to US GAAP presentations provided with respect to our full portfolio.  Historical operating income for this  property is not necessarily indicative of future operating results. Our in-place yield may not be comparable to yields reported by other REITs that calculate net operating income or in-place yield differently from us.

We do not intend to make significant renovations or improvements to Caruth Haven Court and believe that the property is adequately insured. To qualify as a REIT, we cannot directly operate assisted-living facilities. Therefore, we have formed a wholly owned taxable REIT subsidiary, or TRS, and Caruth Haven Court will be operated pursuant to a lease with our TRS. Our TRS has engaged an unaffiliated management company to operate the assisted-living facility. Under the management contract, the manager has direct control of the daily operations of the property.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $11.1 million, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39-50 years for the building improvement costs and the related lease term for the tenant improvements. The real estate tax rate is approximately 2.50%, and annual real estate taxes are projected to be approximately $279,000 for the initial year subsequent to the purchase.

Potential Property Acquisition

We have entered into a commitment to purchase an existing assisted living facility, Windsor Oaks, a 36-unit assisted living facility, from Oaks Holding, LLC, an unaffiliated party, for a purchase price of  $4.5 million.  Except with respect to specific contingencies, our right to terminate the commitment without penalty expired on March 31, 2009 and our deposits become non-refundable.

The Windsor Oaks, consists of 36 assisted-living units in two adjacent, 8,800-square foot, single-story buildings, situated on approximately two acres of land in the Bradenton, Florida.  The facility was built in 1996 with major renovations completed in 2003.  Of the 36 units, half are assisted-living units and half are designated as memory care units.  The property is currently 100% occupied and has experienced average monthly occupancy of above 94% since January 2006. Windsor Oaks will be managed by Legend Senior Living, an affiliate of the existing manager.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing and planned competitive properties and price per square foot and analyzed how the property compares to comparable properties in its market.

We do not intend to make significant renovations or improvements to Windsor Oaks.  Our management believes that it is adequately insured.

In connection with entering into the commitment, we paid a $100,000 deposit to an escrow account, and under the terms of the agreement, we are obligated to pay our attorney fees and one half of certain closing costs, including, but not limited to certain title insurance premiums, survey costs, recording costs and escrow charges. The closing date is currently scheduled for May 2009.  Although most contingencies have been satisfied and we expect to close in accordance with the terms of the agreement, there can be no assurance that remaining contingencies will be satisfied or that events will not arise that could prevent us from acquiring the property.

Distributions

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code, we must pay distributions to our shareholders each taxable year equal to at least 90% of our net ordinary taxable income.  Until proceeds from our offerings are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow.  Our board generally declares distributions on a quarterly basis, portions of which are paid on a monthly basis.  Monthly distributions are paid based on daily record and distribution declaration dates so our investor will be entitled to be paid distributions beginning on the day that they purchase shares.

During the years ended December 31, 2008 and 2007, we paid distributions, including any distributions reinvested, aggregating approximately $124,000 and $0, respectively to our stockholders.  Because we had not yet acquired any real estate assets and had no cash flow from operations, all of these distributions were paid from proceeds of our public offering.  The following table shows the distributions paid based on daily record dates for each day during the period from January 1, 2007 through December 31, 2008, aggregated by quarter as follows:

Distribution Declared (1)
Period	Cash	Reinvested	Total
First quarter 2007	$—	$—	$—
Second quarter 2007	—	—	—
Third quarter 2007	—	—	—
Fourth quarter 2007	—	—	—
	$—	$—	$—

First quarter 2008	$—	$—	$—
Second quarter 2008	—	—	—
Third quarter 2008	14,000	18,000	32,000
Fourth quarter 2008	77,000	76,000	153,000
	$91,000	$94,000	$185,000

(1)          100% of the distributions declared during 2008 represented a return of capital for federal income tax purposes.  Of the distributions declared, $61,000 was unpaid at December 31, 2008.

The declaration of distributions is at the discretion of our board of directors, and our board will determine the amount of distributions on a regular basis.  The amount of distributions will depend on our funds from operations, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors our board of directors deems relevant. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to participants.

PROSPECTUS UPDATES

Suitability Standards

The following information supplements the discussion contained in the “Suitability Standards” section beginning on page 1 of the prospectus.

In addition to requiring Michigan and Oregon investors to meet the general suitability standards described in the prospectus, as of August 5, 2008 we will not sell shares to investors in Michigan or Oregon unless they represent they also have a net worth of at least 10 times their investment in us and our affiliates.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.  In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the stock if such person is the fiduciary or by the beneficiary of the account.

Our advisor, those selling stock on our behalf and broker-dealers recommending the purchase of stock in this offering must make every reasonable effort to determine that the purchase of stock in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives.  See “Plan of Distribution — Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require of all those selling stock on our behalf.

Risk Factors

Below are updates regarding some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.  The risks and uncertainties described below should be read together with the risk factors disclosed in our prospectus dated June 20, 2008.

Recent disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments and our ongoing results operations.

Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and consequent reductions in property values.  Furthermore, the current state of the economy and the implications of future potential weakening may negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our future portfolio.  The current downturn may impact our future tenants’ business operations directly, reducing their ability to pay base rent, percentage rent or other charges due to us.

Liquidity in the global credit market has been significantly contracted by market disruptions, making it costly to obtain new lines of credit or refinance existing debt, when debt financing is available at all.  We rely on debt financing to finance our properties and we expect to continue to use debt to acquire properties and other real estate-related investments.

The occurrence of these events could have the following negative effects on us:

•	the values of our future investments in commercial properties could decrease below the amounts we paid for the investments;

•	revenues from our future properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible receivables; and

•	we may not be able to refinance our future indebtedness or to obtain additional debt financing on attractive terms.

These factors could impair our ability to make distributions to you and decrease the value of your investment in us.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 12 months.  In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial and/or operating strength.  If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our business, financial condition, and results of operations.  Disruptions, uncertainty or volatility in the capital markets may also limit our access to capital from financial institutions on favorable terms, or at all, and our ability to raise capital through the issuance of equity securities could be adversely affected by causes beyond our control through ongoing extraordinary disruptions in the global economy and financial systems or other events.

There can be no assurance that actions of the United States Government, Federal Reserve, and other government and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

In an unprecedented response to the financial and economic crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, former President Bush signed the Emergency Economic Stabilization Act of 2008 (“EESA”) into law.  Pursuant to the EESA, the United States Treasury has the authority to, among other things, purchase up to $700 billion of mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets.  The federal government, the Federal Reserve Board, and other government and regulatory bodies have taken or are considering other actions to address the financial crisis.  There can be no assurance as to what impact such actions will have on the financial markets, including the extreme levels of volatility currently being experienced.  Such continued volatility could materially and adversely affect our business, financial condition, and results of operations.

If we make distributions from sources other than our cash flow from operations, we will have fewer funds available for the acquisition of properties and our stockholders’ overall return may be reduced.

Our organizational documents permit us to make distributions from any source. We have and expect to continue to fund all or a substantial portion of our distributions from offering proceeds or borrowings, in anticipation of future operating cash flow. If we fund distributions from borrowings, sales of properties or the net proceeds from this offering, we will have fewer funds available for the acquisition of properties and our stockholders’ overall return may be reduced. Further, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

We are dependent on our affiliated dealer manager to raise funds in this offering.  Events that prevent our dealer manager from serving in that capacity would jeopardize the success of this offering and could reduce the value of your investment.

The success of this offering depends to a large degree on the capital-raising efforts of our affiliated dealer manager.  If we were unable to raise significant capital in this offering, our general and administrative costs would be likely to continue to represent a larger portion of our revenues than would otherwise be the case, which would likely adversely affect the value of your investment.  In addition, lower offering proceeds would limit the diversification of our portfolio, which would cause the value of your investment to be more dependent on the performance of any one of our properties.  Therefore, the value of your investment could depend on the success of this offering.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity.  Therefore, any event that hinders the ability of our dealer manager to conduct the offering on our behalf would jeopardize the success of the offering and could adversely affect the value of your investment.  A number of outcomes, including the risks discussed below, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital.  In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates.  If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf.  In addition, our dealer manager has also relied on equity investments from our affiliates in order to fund its operations, and our affiliates have relied on private offering proceeds in order to make such equity investments in our dealer manager.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and is ability to conduct a successful public offering for us could suffer.

Our dealer manager has been the subject of a non-public inquiry by FINRA focused on private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  FINRA recently informed our dealer manager that it has concluded its inquiry.  FINRA has verbally indicated its intention to allege that the dealer manager violated NASD conduct rules 2210 (Communications with the Public), 3010 (Supervision) and 2110 (Standards of Commercial Honor and Principles of Trade) (which is now FINRA rule 2010) and has proposed significant sanctions.  It does not, however, propose to seek to limit our dealer manager from continuing to conduct its business. Our dealer manager believes that it has complied within the conduct requirements of these rules and intends to challenge these findings under FINRA’s dispute resolution protocol before an independent hearing panel.  If the hearing panel finds against the dealer manager and imposes sanctions against our dealer manager, its business could be materially adversely impacted.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA.  In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager.  In such an environment, the risk of sanctions by regulatory authorities is heightened.  Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates.  Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of this offering.  If our dealer manager cannot effectively serve as the dealer manager of this offering, this offering may be less successful and the value of your investment may be adversely affected.

If our involvement in a November 2008 newsletter article was held to be in violation of the Securities Act of 1933, we could be subject to potential liability. Investors in this offering should rely only on the statements made in the prospectus as supplemented to date in determining whether to purchase our shares.

On November 13, 2008, a commercial real estate research service published an article on its website and in a newsletter regarding our potential acquisition of an assisted-living facility in Dallas, Texas.  In addition to describing details of the proposed acquisition, the article included statements attributed to our chief executive officer regarding our current public offering.  The article was not reviewed by us prior to its publication, nor were our executive officers aware of the publication of the article prior to December 8, 2008.  If our involvement with the article were held by a court to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase the shares sold to those purchasing shares from us who received the article before receiving a written prospectus for a period of one year following the date of any violation determined by the court to have occurred. The repurchase price would be the original purchase price, plus statutory interest from the date of purchase.

We would contest vigorously any claim that a Section 5 violation occurred; nevertheless, we cannot assure you that a court would agree with us.  Given the largely professional and institutional subscriber-base of the newsletter, we do not expect that material investment proceeds have been raised from those who received the article or viewed it online. However, because we do not know the amount of shares purchased from us, if any, from those who received the article before receiving a prospectus, we cannot know the amount of our potential liability should a court hold that a Section 5 violation occurred. Therefore, we cannot assure you that the ultimate outcome with respect to any such Section 5 claim would not materially adversely affect our operating results, financial position or liquidity.

ERISA fiduciaries are required to determine annually the fair market value of each asset in the ERISA plan based on liquidation value.  The annual statement of value that we will be sending to stockholders subject to ERISA and to certain other plan stockholders is only an estimate and may not comply with any reporting and disclosure or annual valuation requirements under ERISA or other applicable law.

The annual statement of value will report the value of each share of our stock based as of the close of our fiscal year.  No independent appraisals will be obtained and the value will be based upon an estimated amount we determine would be received if our properties and other assets were sold as of the close of our fiscal year and if such proceeds, together with our other funds, were distributed pursuant to a liquidation.  However, the net asset value of each share of stock will be deemed to be $10.00 during this offering and for the first 18 months following the termination of this offering, unless our board of directors determines otherwise.  The basis for this valuation is that the current public offering price of a share of our common stock is $10.00 per share (ignoring purchase price discounts for certain categories of purchasers).  However, this estimated value is likely to be higher than the price at which our stockholders could resell our stockholders’ shares because:

•

our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and

•	there is no public market for our shares.

Moreover, this estimated value is likely to be higher than the amount our stockholders would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown.

We will stop providing annual statements of value if our stock becomes listed for trading on a national stock exchange.

Estimated Use of Proceeds

The following information supplements the “Estimated Use of Proceeds” section on pages 34-35 of the prospectus.

We expect to have little, if any, cash flow from operations available for distribution to our stockholders until we make substantial investments in properties and other real estate-related investments.  Therefore, we anticipate paying all or a significant portion of initial distributions to stockholders from the proceeds of this offering or borrowings, in anticipation of future operating cash flow.  Until such time as cash flows from operations and other sources of cash are sufficient to fund such distribution payments, if ever, we will have used less than 88.82% of the gross proceeds in this offering (86.16% with respect to gross proceeds from our primary offering and 100% with respect to gross proceeds from our distribution reinvestment plan) for investment in real estate (including capitalized tenant improvements and leasing concessions and the payment of acquisition expenses).

Management

The information in the first sentence of the second paragraph of the “Board of Directors” section on page 36 of the prospectus is superseded as follows:

Board of Directors

Our board currently consists of eight directors, seven of whom are independent.

The information in the “Committees of the Board” section on page 36 of the prospectus and in the “Executive Officers and Directors” section on page 38 of the prospectus is superseded in its entirety as follows:

Committees of the Board of Directors

Many of the powers of the board of directors may be delegated to one or more committees. Our charter requires that each committee consist of at least a majority of independent directors.

Audit Committee

The audit committee selects the independent public accountants to audit our annual financial statements, reviews the plans and results of the audit engagement with the independent public accountants, approves the audit and non-audit services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls.  The current members of the audit committee are James Skorheim (Chairman), William Bloomer, Ronald Shuck and William Sinton.

Independent Directors Committee

In order to reduce or eliminate certain potential conflicts of interest, a majority of our independent directors, that is, the directors who are not affiliated with our advisor, approves all transactions between us and our advisor or its affiliates. Our charter authorizes the independent directors committee to act on any matter delegable by the board of directors under Maryland law. A majority of our independent directors will approve all transactions between us and our advisor or its affiliates. Our independent directors will be authorized to retain their own legal and financial advisors at our expense. Those conflict-of-interest matters that cannot be delegated to a committee under Maryland law must be acted upon by both the board of directors and the independent directors committee. The current members of the independent directors committee are William Bloomer (Chairman), Romeo Cefalo, Barry Chase, Steven Pearson, Ronald Shuck, William Sinton and James Skorhiem.

Compensation Committee

Our compensation committee discharges the board’s responsibilities relating to compensation of our executives.  The compensation committee administers the granting of stock options to our advisor, selected employees of our advisor and its directors, officers and affiliates based upon recommendations from our advisor and set the terms and conditions of such options in accordance with our Employee and Director Long-Term Incentive Stock Plan.  Our compensation committee also has authority to amend the Employee and Director Long-Term Incentive Plan or create other incentive compensation and equity-based plans.  The current members of the compensation committee are Romeo Cefalo (Chairman), William Bloomer and James Skorheim.

Investment Committee

Our investment committee’s basic responsibility is to review the real estate investments proposed to be made by us, including investments in real estate through joint ventures, and to confirm that the real estate investments selected by our management are consistent with the investment limitations set forth in our charter and consistent with our acquisition policies, our primary investment focus, property selection criteria and conditions to closing. Our investment committee must consist of at least three directors, a majority of whom are “independent directors” as defined in our charter. The current members of the investment committee are Steven Pearson (Chairman), Barry Chase, Terry Roussel, Ronald Shuck and William Sinton.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. Our directors serve for a term of one year or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of our board of directors and have no fixed term of office.  We intend to purchase key man life insurance to cover transition and replacement costs for our key executive officers.

Name	Age	Positions
Terry G. Roussel	56	President, Chief Executive Officer and Director
Sharon C. Kaiser	64	Chief Financial Officer
Alfred J. Pizzurro	52	Senior Vice President and Secretary
William A. Bloomer	76	Independent Director
Romeo R. Cefalo	60	Independent Director
Barry A. Chase	52	Independent Director
Steven M. Pearson	61	Independent Director
Ronald Shuck	60	Independent Director
William C. Sinton	50	Independent Director
James M. Skorheim	57	Independent Director

Terry G. Roussel is one of the founders of the Cornerstone-related entities that commenced operations in 1989.  Mr. Roussel founded our business and has been our President and Chief Executive Officer and one of our directors since October 2006.  Mr. Roussel is the Chief Executive Officer and a Director of Cornerstone Leveraged Realty Advisors, LLC, our advisor, a position he also has held since October 2006.  Mr. Roussel is the President, Chief Executive Officer, a Director and the majority shareholder of Cornerstone Ventures, Inc., an affiliate of our advisor.  Since October 2004, Mr. Roussel has been the President, Chief Executive Officer and a director of Cornerstone Core Properties REIT, Inc.  He has served as Chief Executive Officer and a director of Cornerstone Realty Advisors, LLC, the advisor to Cornerstone Core Properties REIT, since July 2005.   Mr. Roussel is also a principal and the majority shareholder of Pacific Cornerstone Capital, Inc., the dealer-manager for our offering of securities.  Under Mr. Roussel’s direction, Cornerstone and its affiliates formed ten separate real estate investment funds and joint ventures.  In 1993, Cornerstone and its affiliates became managing joint venture partner with Koll Capital Markets Group, Inc., a wholly owned subsidiary of Koll Management Services, Inc. (now owned by CB Richard Ellis).

As managing partner of the above-described funds and joint ventures, Cornerstone and its affiliates were responsible for the acquisition, operation, leasing, and disposition of all jointly owned properties between Cornerstone and Koll.  In connection with acquiring properties for the account of these joint ventures, Mr. Roussel personally supervised the acquisition of each property, initiated and directed the business plan for each property, and arranged debt and equity financing for the acquisition of each property.

In 1985, Mr. Roussel started the Special Investments Group, a new division within Bank of America’s Capital Markets Group which provided real estate investment opportunities to the bank’s wealthiest private banking clients.  Between 1980 and 1985, Mr. Roussel was employed by Bateman Eichler, Hill Richards, Inc., a regional securities firm headquartered in Los Angeles, California.  In this capacity, Mr. Roussel was promoted to First Vice President and Manager of the partnership finance department where he was responsible for the due diligence and marketing of all publicly registered real estate funds offered by the firm.

Mr. Roussel graduated with honors from California State University at Fullerton in 1976 with a B.A. in Business Administration with a concentration in Accounting.  Subsequent to graduation, Mr. Roussel joined the accounting firm of Arthur Andersen & Co. as an auditor and later transferred to the tax department of Arthur Young & Co., the predecessor firm to Ernst & Young. Mr. Roussel became a Certified Public Accountant in 1979.

Sharon C. Kaiser joined us in October 2006 as our Chief Financial Officer. She is also the Chief Financial Officer of the Advisor to Cornerstone Core Properties REIT, Inc. and in December 2006, she became the Chief Financial Officer of Cornerstone Leveraged Realty Advisors, LLC.  Ms. Kaiser is responsible for our finance and accounting. Prior to joining the Cornerstone-related entities in July 2005, Ms. Kaiser was Director of Financial Operations for Westfield America, Inc., an owner, manager and developer of regional shopping centers and the American subsidiary of the largest listed retail REITs in the world.  From 1999 to 2002, Ms. Kaiser served as Chief Financial Officer of The StayWell Company, a subsidiary of Vivendi Universal, and from 1995 to 1999; she served as Chief Financial Officer and Senior Vice President of HemaCare Corporation, a publicly traded biomedical company. Her responsibilities included financial accounting and reporting, information technology, investor relations and human resources, as well as strategic planning and acquisition due diligence and integration. Before joining HemaCare Corporation, Ms. Kaiser served as the Chief Financial Officer of a publicly-traded (AMEX) REIT sponsored by The Koll Company. She started her career with Arthur Andersen and Co., leaving as a senior manager. Ms. Kaiser holds a Bachelor of Science degree in Business Administration from the University of Southern California and has been a Certified Public Accountant since 1981.

Alfred J. Pizzurro has been our Senior Vice President and Secretary since December 2006. Mr. Pizzurro is also a Senior Vice President of Cornerstone Core Properties REIT, Inc. and our Advisor as well as a Senior Vice President, a Director and a principal of Cornerstone Ventures, Inc. and Pacific Cornerstone Capital, Inc., the dealer manager for this offering. Mr. Pizzurro joined Cornerstone Ventures, Inc. in April 1998 and has been the individual primarily responsible for Cornerstone Venture’s marketing and new business development activities since that time.  Between 1993 and 1998, Mr. Pizzurro was responsible for business development both domestically and internationally for The Joseph Company, a research and development company. From 1986 to 1992, he was the Director of Marketing for a regional real estate company. Mr. Pizzurro served as a helicopter pilot in the United States Marine Corps between 1979 and 1986 where he attained the rank of Captain. Mr. Pizzurro received his Bachelor of Science Degree in Communications from Clarion University in 1978.

William A. Bloomer is one of our independent directors.  Mr. Bloomer has been the Chairman of the Board of Integrated Data Corporation (“IDC”) since 2003.   IDC is a software development company providing the United States military with highly specialized, customizable software solutions.   In addition, Mr. Bloomer has been Chairman of the Board of Trustees for the Emporia State University Foundation since 2007 and prior to that was the Chairman of the Finance Committee for the University’s Foundation.  Mr. Bloomer received a Bachelor of Science in Education, with teaching fields in Mathematics and Physics from Emporia State University in Emporia, Kansas.  He earned his Master of Science in Management from Rensselaer Polytechnic Institute at Troy, NY.

Romeo R. Cefalo is one of our independent directors.  From 2004 to 2006, Mr. Cefalo was Executive Vice President of Real Estate, Construction and New Store Development for Albertsons Inc.  He was responsible for managing Albertson’s real estate operation and $1.5 billion annual capital budget.     From 2001 to 2004, Mr. Cefalo was Executive Vice President of Operations for Albertsons.  His responsibilities included managing growth planning and capital budgets.  Mr. Cefalo received his Master of Business Administration from New Hampshire College in 1984.

Barry A. Chase is one of our independent directors. He has been actively involved in the real estate industry since 1980.  Mr. Chase is the Co-Founder and Managing Principal of AVP advisors, a real estate investment management firm for institutional investors. From 2004 to present, Mr. Chase has worked for AVP advisors. From 2002 to 2003, Mr. Chase was a Principal of Platinum Capital advisors, and from 1998 to 2002, he was the Executive Vice President and the President of Koll Development Company’s Western Division, where he developed more than nine million square feet of office, industrial, retail and mixed-use projects.

Prior to joining the Koll Development Company, Mr. Chase held executive level positions with several nationally recognized real estate companies.  He served as the President of Cushman Investment and Development Company, and the Executive Vice President, General Counsel and member of the Board of Directors of Cushman Realty Corporation and as

the Executive Vice President — Acquisitions of CT Realty Corporation.  Mr. Chase began his real estate career with Sunrise Investment, Inc.  As Executive Vice President and General Counsel of Sunrise, Mr. Chase was in charge of property acquisitions/dispositions and capital raising for the firm’s real estate private placements.  Mr. Chase attended California State University, Northridge and received his J.D. Degree from the University of San Fernando. He is an inactive member of the California State Bar.

Steven M. Pearson is one of our independent directors. He is the Executive Vice President and Chief Strategy Officer for DAUM Commercial Real Estate.  Mr. Pearson has been with DAUM since June 1997 and serves as a key executive responsible for the planning and execution of the company’s growth initiatives.  Prior to his affiliation with DAUM, from July 1991 through May 1997, Mr. Pearson served as Senior Vice President of Coldwell Banker Commercial Affiliates, where he oversaw the design, development, and delivery of all commercial resources for Coldwell Banker.

Mr. Pearson’s background includes 15 years with CB Commercial in Denver, San Francisco and Newport Beach. During his tenure in Denver he was active in the local chapter of the National Association of Industrial and Office Parks (NAIOP) and served as a market expert for several Urban Land Institute (ULI) functions. In San Francisco, Mr. Pearson was a vice president for Coldwell Banker Investment Banking Services.  In this capacity, he focused on the analysis of recapitalization or disposition of larger real estate assets or asset portfolios of institutional owners - primarily industrial and office portfolios in Denver and Southern California. In Newport Beach, Mr. Pearson worked as an investment specialist focusing primarily on the analysis and sale of mid-sized institutional property for insurance companies, Savings and Loans, and the RTC.

Ronald Shuck is one of our independent directors. Mr. Shuck has been a shareholder with Moore Stephens Lovelace, P.A, (MSL), an accounting firm, for the past 22 years.  Mr. Shuck has been providing services to the senior housing and care industry for over 30 years.  His comprehensive financial experience in the healthcare industry includes consulting with clients on corporate governance, strategic planning, market risk and compiling and examining financial forecasts and projections.  Mr. Shuck has written articles pertaining to senior housing and care that have been published in the various publications including Wall Street Journal and Forbes Magazine.  Mr. Shuck received his Bachelor of Science in Accounting from Kent State University and his Masters in Accounting from the University of Central Florida.  Mr. Shuck also serves on the Board of Directors for the Florida Retirement Housing Council.

William C. Sinton is one of our independent directors. Mr. Sinton has been the President of  WCS Advisors, LLC. in Orlando, Florida since 2007.  He has been in the Investment Banking and Management industry for more than 20 years.  His experience includes mergers and acquisitions, private placements of debt and equity and merchant banking activities in several industries. Mr. Sinton has successfully executed numerous transactions in the consumer products, food services, retail and chain restaurant industries and related real estate.  From 2005 to 2007, Mr. Sinton was President of Trustreet Investment Banking, Inc. (“TIB”), a wholly owned subsidiary of Trustreet Properties, Inc. (“TSY”), the largest restaurant properties REIT in the United States.  Mr. Sinton was responsible for and led the origination and execution of real estate acquisitions, merchant banking transactions and merger and acquisition assignments for TIB and TSY. The companies were sold to General Electric Capital Corporation in 2007.  From 2002 to 2005, Mr. Sinton was President of WCS Advisors, Inc., an investment banking company in Boston, Massachusetts. Prior to 2002 he was a Managing Director of investment banking at Tucker Anthony, Inc., Robertson Stephens, Inc. and BancBoston Securities, Inc.  Mr. Sinton earned his Bachelor of Science in Accounting from University of Rhode Island and earned his MBA from The Kellogg School of Management at Northwestern University.

James M. Skorheim is one of our independent directors. He is a CPA, an attorney at law, a Certified Valuation Analyst, a Certified Fraud Examiner and a Certified Forensic Accountant. Since 2005, he has served as a Principal of the firm Skorheim & Associates, an accountancy corporation specializing in financial analysis and valuation relation to commercial damages and losses.  From 2000 to 2005, Mr. Skorheim was a partner in the certified public accounting and business consulting firm of Moss Adams. LLP. Prior to that, he was a partner of Coleman & Grant and Deloitte & Touche LLP.

Mr. Skorheim has testified in over one hundred business litigation cases at both the federal and state levels on a variety of business and financial issues. He has also served as a mediator, arbitrator and accounting neutral in numerous matters. His professional background and experience includes the handling of accounting, tax, financial and estate planning, business consulting, business valuation, risk management and commercial insurance claims services for both small and fortune 500 companies and their owners and executives. Mr. Skorheim is a frequent lecturer on commercial damages and other financial topics. Mr. Skorheim also services as of Chairman of our Audit Committee.

Prior Performance Summary

The information in the “Prior Performance Summary” section on page 69 of the prospectus is superseded in its entirety as follows:

Since 1989, affiliates of our advisor have been real estate investment fund managers. All eight of the prior private funds advised by Cornerstone affiliates have profitably completed their investment cycles, that is, all of their investors received aggregate distributions in excess of their original investment. The investment cycle on these eight prior funds has averaged 4.4 years. The funds acquired, owned and operated properties during different economic cycles. The investment objectives of income and growth for these eight prior private funds are similar to the investment objectives of our program. The eight prior private programs invested in value-added properties.  On a blended basis, we believe our intended investments of at least 50% of our long-term stabilized asset portfolio in core plus properties with the remainder in value- added and opportunistic properties and no more than 20% in mortgages and real estate-related securities will create a similar risk profile to these prior eight funds.

Public Programs

Affiliates of our advisor have sponsored two other public programs.  The first program, Cornerstone Realty Fund, LLC, a publicly registered, non-traded real estate limited liability company which, as of August 18, 2005, the date the offering was fully subscribed, had raised $50,000,000 from 1,297 investors. This program has acquired a total of seven properties, all of which were existing multi-tenant industrial properties. Two of these properties were located near Chicago, Illinois, four of these properties are located in Southern California, and one property is located in Tempe, Arizona. One of the Chicago, Illinois area properties was sold in April 2007. The properties were purchased on an all-cash basis with no debt financing. As of December 31, 2008, this program had invested approximately $39,400,000 in properties and related lease intangibles, sold one property for net proceeds of approximately $2.9 million and had approximately $2.3 million available for reserves and other operating needs.  The program does not expect to acquire additional properties.  Cornerstone Realty Fund’s investment objectives of income and growth are similar to our program. Cornerstone Realty Fund’s investments in all-cash, debt free core properties provide a lower risk profile than our program.

The second program, Cornerstone Core Properties REIT, Inc., is also a publicly registered, non-traded REIT. As of December 31, 2008, Cornerstone Core Properties had received gross offering proceeds of approximately $147.3 million from approximately 4,264 investors from the sale of common stock in its initial public offering and its offering is currently ongoing. As of December 31, 2008, this program has acquired a total of 12 properties purchased in the aggregate for $138,436,000, all of which were existing commercial properties, but one property was completed within a year of acquisition and was still leasing up at acquisition. Three of these properties are located in Arizona near Phoenix, three of these properties are located in Southern California and six are located in Florida. No properties have been sold by this program. Cornerstone Core Properties invests only in core properties that are intended to be held debt-free, after repayment of acquisition financing used during the offering stage, which should provide it a lower risk profile than our program.  Although its risk profile may differ, its investment objectives of preservation of capital, income and growth are similar to the investment objectives of our program.

Private Programs

This section provides you with information about the historical experience of privately offered real estate programs organized and sponsored by Cornerstone Ventures, Inc. and its affiliates. Cornerstone Ventures, Inc. is the managing member of CIP Leveraged Fund Advisors, LLC, which is the sole member of our advisor. Between February 1993 and December 2003, the Cornerstone entities were responsible for the identification, acquisition and operation of multi-tenant industrial properties being acquired by two real estate operating joint ventures formed between Cornerstone and Koll Capital Markets Group, Inc. The two joint ventures historically operated under the name of Koll Cornerstone. Between February 1993 and August 1997, Koll Capital Markets Group, Inc., was owned by Koll Management Services, Inc. In August 1997, Koll Capital Markets Group, Inc. was acquired by CB Richard Ellis. In 1996, affiliates of Cornerstone were selected by Citigroup in New York to assist Citigroup in launching its international private banking real estate division. Cornerstone successfully completed three real estate equity joint ventures with affiliates of Citigroup. As of December 31, 2002, all operating properties of the above-described joint ventures had been sold. The above-described joint ventures are unrelated to us. Neither Koll Capital Markets Group, Inc., Koll Management Services, Inc., CB Richard Ellis nor Citigroup has any involvement with us.

During the last ten years, Cornerstone and its affiliates have sponsored eight privately offered real estate limited partnerships, which raised a total of $18,316,000 from 52 investors. These programs acquired a total of 10 properties, all of which were existing multi-tenant industrial properties located in Southern California. The total purchase price of these properties was $61,476,000, a significant portion of which was represented by borrowed funds. All of these properties have been sold in their entirety as of December 31, 2002. These programs acquired multi-tenant industrial properties using permanent financing. These programs present similar risks to the investors and their investment objectives were similar to ours in this respect.

These programs have been liquidated according to plan and the profits have been distributed to investors.

In addition to the programs as described above, Cornerstone Private Equity Fund, Inc., is an ongoing private placement that is sponsored by Cornerstone Leveraged Realty Advisor, LLC. As of December 31, 2008, Cornerstone Private Equity Funds, Inc. had sold approximately 2.1 million shares of common stock in its ongoing offering, raising gross offering proceeds of approximately $2.1 million from 34 investors.  Cornerstone Private Equity Fund expects to use the net proceeds of its offering to invest in healthcare, multi tenant industrial, net leased retail, self storage and other real estate properties as direct owner or as a joint venture partner or to make other real estate related investments such as mortgage loans or investments in real estate related securities.  On December 28, 2007, Cornerstone Private Equity Fund invested $500,000 for a 28.25% equity interest in an existing self storage facility located near St. Petersburg, Florida.

Adverse Business Developments or Conditions

Cornerstone Realty Fund, LLC experienced net losses in 2001 and 2002, which were the first two years of its offering, and in 2008 due to asset impairment charges.

Cash flows from the operations of Cornerstone Realty Fund have been insufficient to fund all of the distributions paid to its investors in 2002 through 2008.  Distributions paid in 2002 consisted of a return of capital, and a portion of the distributions paid in years 2003 through 2008 consisted of a return of capital and a portion was funded from cash flows from operations.  With respect to distributions paid in year 2003 and 2005, a portion was funded by the sponsor of the fund (without any obligation on the part of the fund to repay the sponsor).  For more information, please refer to Table III on page P-4.  Cornerstone Realty Fund paid distributions in excess of cash flow from operations because it believed that its investors desired a stable dividend yield and expected that its future cash flows from operations would be sufficient over the long-term to maintain that yield.  However, distributions that constituted a return of capital reduced the funds otherwise available to Cornerstone Realty Fund for the acquisition of properties, reducing overall investor returns, and the negative effects of the current economic environment on occupancy and rental revenue makes it unlikely that Cornerstone Realty Fund will be able to completely fund its dividend from operating cash flow.  As of the date of this prospectus, our advisor believes that there have been no other major adverse business developments or conditions experienced by any prior program that would be material to investors in this offering.

Additional Information

Potential investors are encouraged to examine the Prior Performance Tables in this prospectus for more detailed information regarding the prior experience of our advisor and its affiliates. In addition, upon request, prospective investors may obtain from our advisor without charge copies of offering materials and any reports prepared in connection with any of the public programs sponsored by our advisor and its affiliates, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we will also furnish upon request copies of the exhibits to any such Form 10-K. Any such request should be directed to our advisor. These documents and any of these future filings with the SEC will be available to the public over the Internet at the SEC’s website at www.sec.gov and on our website at www.crefunds.com which provides a link to our SEC filings.

Prior Program Liquidity Events

Our sponsor, Cornerstone Leveraged Realty Advisors, LLC, and its affiliates, have sponsored two other public programs, Cornerstone Realty Fund, LLC and Cornerstone Core Properties REIT, Inc.  Each of these programs stated in its prospectus filed with the SEC a date by which the program might be liquidated and neither of these two programs has reached its respective liquidity date.  Cornerstone Core Properties REIT, which has a stated liquidity date of September 21, 2012, has made no determination to extend its liquidity date.  Cornerstone Realty Fund has a stated liquidity date of

December 31, 2010, however, on April 16, 2009, the managing member of Cornerstone Realty Fund filed a definitive proxy statement with the Securities and Exchange Commission proposing a vote of the company’s members to amend the company’s operating agreement to extend the dissolution date of the company from December 31, 2010 to December 31, 2012.  As stated in the proxy statement, the purpose of this amendment would be to provide the managing member additional flexibility to determine the most favorable timing for liquidation of the company’s assets based on market conditions. The managing member believes that selling the company’s portfolio of real estate properties in current market conditions would not be in the best interest of the members of the company and extending the dissolution date of the company to December 31, 2012 may allow market conditions to stabilize prior to the sale of the company’s portfolio assets in preparation for dissolution.

Federal Income Tax Considerations

The following information supplements the discussion contained in the “Federal Income Tax Considerations” section beginning on page 71 of the prospectus and all similar discussion appearing throughout the prospectus and should be added after the discussion under the heading “Federal Income Taxation of the Company” beginning on page 71 of the prospectus:

The Housing and Economic Recovery Tax Act of 2008

The Housing and Economic Recovery Tax Act of 2008 (the “Housing Act”) was signed into law by President Bush on July 30, 2008.  The Housing Act’s provisions regarding REITs are generally effective for our 2009 taxable year and beyond.  The Housing Act made the following changes, among others, to certain REIT provisions of the Code:

Taxable REIT Subsidiaries.  The value of taxable REIT subsidiaries’ non-mortgage securities held by a REIT has been increased from 20 percent to 25 percent of the total value of the REIT’s assets.

Prohibited Transactions Safe Harbor.  The prohibited transactions safe harbor holding period is reduced from four years to two years, along with certain other changes to the safe harbor.  These new rules apply to sales made after the Housing Act was enacted.

Hedging Income.  Income from a hedging transaction that complies with identification procedures set out in Treasury regulations that hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets will not constitute gross income for purposes of both the 75% and 95% gross income tests.

ERISA Considerations

The information in the “Annual Valuation” section on page 84 of the prospectus is superseded in its entirety as follows:

Annual Valuation

A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. In discharging its obligation to value assets of a plan, a fiduciary subject to ERISA must act consistently with the relevant provisions of the plan and the general fiduciary standards of ERISA.

Unless and until our stock is listed on a national securities exchange, it is not expected that a public market for the stock will develop. To date, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how a plan fiduciary should determine the fair market value of the stock, namely when the fair market value of the stock is not determined in the marketplace. Therefore, to assist fiduciaries in fulfilling their valuation and annual reporting responsibilities with respect to ownership of stock, we intend to have our advisor prepare annual reports of the estimated value of our stock.

Eventually, we may engage a third-party valuation firm to value our stock; however, we intend to use our advisor’s estimate until at least 18 months have passed without us selling shares in a public equity offering. We do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership). Furthermore, our advisor has indicated that during this initial period it intends to use the most recent price paid to acquire a share in our offering (ignoring reduced purchase prices for certain categories of purchasers) as its estimated per share value of our stock. Although this approach to valuing our stock has the advantage of avoiding the cost of paying for appraisals or other valuation services, this estimated value is likely to be higher than the price at which our stockholders could resell our stockholders’ shares because

•

our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and

•	there is no public market for our shares.

Moreover, this estimated value is likely to be higher than the amount our stockholders would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown.

After the 18-month period described above, the estimated value of our stock will be based upon a number of assumptions that may not be accurate or complete. We do not currently anticipate obtaining appraisals for our properties and, accordingly, the estimates should not be viewed as an accurate reflection of the fair market value of our properties, nor will they represent the amount of net proceeds that would result from an immediate sale of our properties. For these reasons, the estimated valuations should not be used for any purpose other than to assist plan fiduciaries in fulfilling their annual valuation and reporting responsibilities. Even after our advisor no longer uses the most recent offering price as the estimated value of one of our shares of stock, you should be aware of the following:

•

the estimated values may not be realized by us or by you upon liquidation (in part because estimated values do not necessarily indicate the price at which assets could be sold and because the estimates may not take into account the expenses of selling our assets);

•	you may not realize these values if you were to attempt to sell your stock; and

•	using the estimated values, or the method used to establish values, may not comply with the ERISA or IRA requirements described above.

Plan of Distribution

The information in the “Sales Through Fee-for-Service Investment Advisors” section on page 101 of the prospectus is superseded in its entirety as follows:

Sales Through Fee-for-Service Investment Advisors.  Our stock may also be sold to the clients of registered investment advisors who are generally compensated on a fee-for-service basis by the investor. In the event of the sale of stock in our primary offering through an investment advisor compensated on a fee-for-service basis by the investor, the dealer manager will waive its right to a commission and we will sell such stock for $9.30 per share, reflecting that sales commissions in the amount of $0.70 per share will not be payable.

Experts

The information in the “Experts” section on page 106 of the prospectus is superseded in its entirety as follows:

The consolidated financial statements of Cornerstone Growth & Income REIT, Inc. and subsidiaries, incorporated in this prospectus by reference from Cornerstone Growth & Income REIT, Inc’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Incorporation By Reference of Certain Documents

The information in the “Incorporation By Reference of Certain Documents” section on page 107 of the prospectus is superseded in its entirety as follows:

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.  You can also access documents that are incorporated by reference into this prospectus at our Internet site at www.crefunds.com.  There is additional information about us and our affiliates at our Internet site, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

We have elected to “incorporate by reference” certain information into this prospectus.  By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-139704), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 17, 2009, including the information specifically incorporated by reference into our Form 10-K from our definitive proxy statement relating to our 2009 annual meeting of stockholders;

•	Definitive proxy statement filed with the SEC on March 19, 2009 in connection with our annual meeting of stockholders to be held on May 7, 2009;

•	Current Report on Form 8-K filed with the SEC on January 28, 2009;

•	Current Report on Form 8-K filed with the SEC on April 1, 2009;

•	Current Report on Form 8-K/A filed with the SEC on April 8, 2009; and

•	Current Report on Form 8-K/A filed with the SEC on April 16, 2009.

We will provide to each person to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus.  To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at 1920 Main Street, Suite 400, Irvine, California 92614, (949) 852-1007.  The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Prior Performance Tables

The information in the “Prior Performance Tables” section on pages P-1 to P-5 of the prospectus is superseded in its entirety as follows:

The prior performance tables that follow present information regarding public programs and private placement programs previously sponsored by affiliates of the advisor. The information presented in the tables represents unaudited historical experience of two public real estate programs, Cornerstone Realty Fund, LLC and Cornerstone Core Properties REIT, Inc. and nine private real estate programs organized and managed by affiliates of the advisor. The prior private programs used substantial amounts of acquisition debt and had investment policies and objectives that we believe on a blended basis represents similar investment objectives to ours. This information should not be considered as indicative of the results to be obtained by any investment in our company. The information contained in these tables does not relate to any properties our company may acquire and the purchase of the shares will not create any ownership interest in the programs included in these tables.

We intend to utilize a moderate amount of leverage when acquiring properties to generate maximum cash flow from operations, with returns also anticipated from property value appreciation. Our company does not have significant tax shelter features. The prior private placement programs of the affiliates were on balance oriented towards capital growth and income. The investment objectives of the prior public programs sponsored by an affiliate also had similar investment objectives with a focus on preservation of capital, income and capital growth.

The tables described below contain information on the prior programs, but none of the information in the tables is covered by the report of an independent certified public accountant. The purpose of the tables is to provide information from the prior performance of the affiliates of the advisor. For a narrative summary of the prior performance of the affiliates of the advisor, see “Prior Performance Summary” in the text of the prospectus.

Table I—Experience in Raising and Investing Funds

Table I is intended to summarize information regarding the experience of the affiliates of our advisor in raising funds through programs, the offering of which closed during the years 2006 through 2008. Because none of the programs sponsored by affiliates of our advisor completed offerings during the relevant period, we have omitted this table.

Table II—Compensation to Sponsor and Affiliates

Table II summarizes the aggregate compensation paid to affiliates of our advisor by all programs during the years 2006 through 2008. The information in Table II is unaudited.

Table III—Operating Results from Prior Programs

Table III summarizes the operating results for programs, the offerings of which closed during the years 2004 through 2008. The basis for accounting is indicated on each program report. Generally, the information is presented on a Generally Accepted Accounting Principles (GAAP) basis. The information in Table III is unaudited.

Table IV—Results of Completed Programs

Table IV summarizes the operating and disposition results of programs that have completed operations (no longer hold properties) during the years 2004 through 2008. Because none of the programs sponsored by affiliates of our advisor completed operations during the relevant period, we have omitted this table.

Table V—Sales or Disposals of Properties

Table V sets forth information about all sales or disposals of properties by programs sponsored by affiliates of our advisor with similar investment objectives from 1999 through 2008. The information in Table V is unaudited.

Table VI—Acquisitions of Properties by Programs

Table VI, which can be found in Part II of our registration statement filed with the SEC, sets forth information relating to acquisitions of properties by all programs during the years 2006 through 2008. This table provides the potential investor with information regarding the general nature and location of the properties and the manner in which the properties were acquired. The information in Table VI is unaudited.  Table VI appears in Part II to our registration statement and will be provided to prospective investors upon request.

TABLE II

COMPENSATION TO SPONSOR

January 1, 2006 through December 31, 2008

(Unaudited)

This Table sets forth the compensation received by affiliates of Cornerstone Growth & Income REIT, Inc., including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations, for prior real estate programs that have similar or identical investment objectives to Cornerstone Growth & Income REIT, Inc. All figures are as of December 31, 2008.

Type of Compensation	Cornerstone Realty Fund, LLC	Other Programs (1)
Date offering commenced	August 7, 2001

Dollar amount raised	$50,000,000	$149,780,000

Amount paid to sponsor from proceeds of offering:
Underwriting fees (2)	$3,581,000	$14,890,000
Marketing support fee	940,000	—
Non-accountable expense allowance	500,000	—
Organization & offering costs (including due diligence fees)	250,000	4,140,503
Acquisition fees	—	2,980,000
	$5,271,000	$22,010,503
Dollar amount of cash generated from operations before deducting payments to sponsor	$6,229,000	$1,100,000

Amount paid to sponsor from operations:
Property management fees	$—	$—
Partnership management fees	—	—
Reimbursements	—	1,940,000
Lease commissions	—	—
Asset Management fee	—	2,070,000
Other (identify and quantify)	—	—
	$—	$4,010,000
Dollar amount of property sales and refinancing before deducting payments to sponsor:
Cash	$3,030,000	—
Notes	—	—
	$3,030,000	—
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	32,000	—
Incentive fees	—	—
Other (identify and quantify)	—	—

(1)	Payments to sponsor for one public program, Cornerstone Core Properties REIT, Inc., and one private program, Cornerstone Private Equity Fund, Inc.
(2)	Substantially all paid to unaffiliated broker-dealers.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

This Table sets forth the annual operating results of prior real estate programs that have closed offerings since January 1, 2004 and that have similar or identical investment objectives to Cornerstone Growth & Income REIT, Inc.  All results are through December 31, 2008.

CORNERSTONE REALTY FUND, LLC

	2004	2005	2006	2007	2008
Gross Revenues	$1,285,180	$2,131,135	$3,674,256	$4,159,381	$4,033,458
Profit on sale of properties	—	—	—	305,609	—
Other Income	39,095	290,841	303,791	140,708	89,383
Less: Operating expenses	731,247	1,337,393	2,123,841	1,917,179	1,773,952
Interest expense	—	—	—	—	—
Depreciation & amortization	227,454	456,308	980,419	1,052,985	1,049,418
Asset Impairment	—	—	—	—	1,807,736
Net Income—GAAP Basis	$365,574	$628,275	$873,787	$1,635,534	$(508,265)
Taxable Income (Loss)
—from operations	$365,574	$628,275	$873,787	$1,329,925	$(508,265)
—from gain on sale (ordinary income)	—	—	—	305,609	—
—from gain on sale (capital gain)	—	—	—	—	—
Cash generated from operations	711,938	1,325,355	1,809,558	2,333,986	2,319,971
Cash generated from sales	—	—	—	2,924,617	—
Cash generated from refinancing	—	—	—	—	—
Cash generated from operations, sales and refinancing	711,938	1,325,355	1,809,558	5,258,603	2,319,971

Less: Cash distributions to investors
—from operating cash flow	711,938	1,325,355	1,809,558	2,333,986	2,319,971
—from sales and refinancing	—	—	—	—	—
—capital contribution from managing member	—	412,035	—	—	—
—from return of capital	235,611	75,555	690,192	166,013	1,173,049
	947,549	1,812,945	2,499,750	2,499,999	3,493,020
Cash generated (deficiency) after cash distributions	(235,611)	(487,590)	(690,192)	2,758,604	(1,173,049)
Special items:
—Net proceeds from offering	11,668,875	18,266,507	—	—	—
—Capital contribution from managing member, net	—	412,035	—	—	—
—Advances from (Repayments to) Managing Member	59,839	—	—	—	—
—Distribution to managing member Equipment	—	—	—	(262,046)	(185,871)
—Deferred Offering Costs	(520,180)	(819,580)	—	—	—
—Change in Working Capital	(405,539)	449,074	(40,440)	(259,954)	(104,374)
—Property acquisitions and improvements	(237,768)	(16,125,283)	(10,509,703)	(162,938)	(288,132)
—Units repurchased and retired	—	—	—	(121,500)	(160,575)
Cash generated (deficiency) after cash distributions and special items	$10,329,616	$1,695,163	$(11,240,335)	$1,952,166	$(1,912,001)
Tax and Distribution Data per $1000 Invested
Federal Income Tax Results:
Ordinary income (loss)
—from operations	$16.67	$14.94	$17.48	$26.62	$(10.20)
—from 1231 gain	0.00	0.00	0.00	6.12	0.00
Capital gain (loss)	0.00	0.00	0.00	0.00	0.00
Cash Distributions to Investors
Source (on GAAP basis)
—Investment income	32.47	31.51	36.19	46.71	46.58
—Return of capital	10.74	1.80	13.80	3.32	23.55
—Other	0.00	9.80	0.00	0.00	0.00
Source (on cash basis)
—Operations	32.47	31.51	36.19	46.71	46.58
—Refinancing	0.00	0.00	0.00	0.00	0.00
—Sales	0.00	0.00	0.00	0.00	0.00
—Other	10.74	11.59	13.80	3.32	23.55
Amount remaining invested at the end of the period (expressed as a percentage of the amount originally invested in the property)	100%	100%	100%	100%	100%

TABLE V

SALES OR DISPOSALS OF PROPERTIES

January 1, 1999 Through December 31, 2008

(Unaudited)

										Excess of
										Property
										Operational
				Average	Total					Cash Receipts
				Holding	Acquisition			Sales	Annualized	Over Cash
		Date	Date of	Period	Improvement	Net Sales	Profit from	Profit	Sales Profit	Expenditures
Project Name		Acquired	Final Sale	(Years)	Cost ($)(1)	Price ($)(2)	Sales ($)	(%)(3)	(%)(4)	($)
1	White Star I	2/5/1999	12/20/2002	2.5	11,943,610	15,250,855	3,307,245	27.7%	11.08%	490,938
2	White Star Phase II	2/5/1999	9/17/1999	0.6	4,462,458	4,570,830	108,372	2.4%	3.96%,	41,785
3	Carson Phase II	8/15/1997	4/26/2002	3.9	6,474,508	10,093,703	3,619,195	56.5%	14.90%	570,686
4	The Park	11/22/1993	2/8/2001	6.5	3,204,187	4,797,947	1,593,760	50.2%	7.84%		(5)
5	Tamarack	4/4/1993	12/13/2000	6.7	1,240,796	1,649,848	409,052	34.8%	5.21%		(5)
6	Van Buren	5/31/1995	2/4/2000	4.1	1,854,165	2,999,903	1,145,738	61.7%	15.36%		(5)
7	Torrance Amapola Partners	12/15/1995	1/7/2000	4.1	4,795,045	6,597,929	1,802,884	37.6%	9.25%		(5)
8	Walnut II	7/2/1992	4/9/1999	6.8	530,248	697,893	167,645	31.6%	4.67%		(5)
9	Westlake II	12/22/1993	10/13/1999	5.7	1,380,423	2,260,409	879,986	63.8%	11.15%		(5)
10	Baldwin Business	12/5/1996	8/30/1999	2.7	6,945,313	8,420,579	1,475,266	21.2%	7.77%	574,245
11	Sky Harbor Business	12/27/2002	4/16/2007	4.3	2,866,645	3,029,981	163,336	5.7%	1.32%	128,419
	Totals			4.4	45,697,398	60,369,877	14,627,479	32.1%	7.38%

Notes:

(1)	Total Acquisition and Improvement Costs ($) includes total acquisition costs, capital improvements, closing and soft costs, but does not include carrying costs of mortgage financing on the properties.

(2)	The Net Sales Price ($) is the sales price of the properties less all escrow closing costs, including sales commissions, title insurance and escrow fees.

(3)	Sales Profit (%) is Profit from Sales ($) divided by the Total Acquisition and Improvement Cost ($).

(4)

Annualized Sales Profit (%) represents gains on sales of properties, which is in addition to cash flow from rental operations. The Annualized Sales Profit (%) is the Sales Profit (%) divided by the Average Holding Period (Years).

(5)

Project was subdivided and sold in units. Sponsor did not record operational cash receipts and expenditures on a unit by unit basis. Accordingly, the excess of operational cash receipts over expenditures for these projects is not available.